Exhibit 99.1

Qiao Xing Universal Telephone, Inc. Partners With SOYO Group, Inc.

Enters Voice Over IP (VOIP) Market in the United States

     HUIZHOU, Guangdong, China, Nov. 18 /Xinhua-PRNewswire/ — Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) announced today that it has partnered with US-based SOYO Group, Inc. (OTC Bulletin Board: SOYO), to supply the latter with its new Z-Connect IP Telephone. An initial order for 5,000 IP telephones, as inventory for their holiday launch of “Z-Connect,” will kick off the partnership.

     Mr. Wu Ruilin, Chairman of Qiao Xing Universal said, “We were honored when such a well known International brand such as SOYO approached us with the Z-Connect concept. We have a vested interest in seeing SOYO meet every objective with this product offering. As a part of our recently announced VOIP initiative we are very excited to partner with SOYO and their expansion into VOIP market in U.S.”

     While SOYO is well established in the USA and South America, Qiao Xing Universal Telephone is based primarily in China. Recognized as one of China’s largest telecommunications companies in indoor telephones.

     This new IP telephone plugs directly into any broadband connection. Once plugged in to any broadband source, these phones are immediately online and ready to place calls anywhere around the world. Each phone is also individually serialized with a contact number, which will work anywhere in the world services by a broadband connection.

     Mr. Chok, CEO of SOYO Group stated, “We chose Qiao Xing for this product because of their great name, and their solid reputation as a quality supplier of fine telecommunications products. We have met with many of our distributors, and all demonstrated a strong desire to offer our Z-Connect line. We are also focusing on several vertical markets, and Qiao Xing’s reputation and products offering capacity played the biggest role in our decision.”

     Juniper Research has forecasted the VoIP markets to exceed US$32 billion by 2009. This represents approximately 12% of entire telephony market.

     About Qiao Xing Universal Telephone, Inc.

     In August 1995, Qiao Xing Universal Telephone, Inc. became one of the largest and first telephone manufacturers in China to receive the ISO 9001 Quality System Accreditation award. The Company currently distributes over 200 models of corded and cordless telephones through an extensive network of more than 5,000 retail stores throughout China. In May 2002, Qiao Xing’s 80 percent owned subsidiary Qiao Xing Mobile Communication Co., Ltd. acquired a 65 percent interest in CEC Telecom Ltd (CECT), which was formally approved by all the necessary government authorities on 8 Feb 2003. For more details, please visit http://www.cosun-xing.com .

     Forward-looking statements

     This release contains certain forward-looking statements concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as “project,” “expect” and “anticipate,” and variations of such words. Such forward-looking information involves risks and uncertainties that include, but not limited to, those relating to economical, political, legal and social conditions in the People’s Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions.

SOURCE Qiao Xing Universal Telephone, Inc.